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                                                                    EXHIBIT 99.2

                                                     April 24, 2000



Mr. Robert G. Burton
170 Clapboard Ridge Road
Greenwich, Connecticut  06831


Dear Bob:

      On behalf of Walter Industries, Inc., (the "Company"), we are all extremely pleased that you have agreed to serve as the Chairman, President and Chief Executive Officer (the "Chairman") of the Company, effective as of the date hereof, in accordance with the provisions of this letter agreement (the "Agreement"), which governs the terms of your employment. We and you hereby acknowledge that your employment with the Company constitutes "at-will" employment and that this Agreement may be terminated at any time be either party, subject to written notice of such termination within a reasonable period of time prior to the effective date of such termination. With respect to the terms of your employment with the Company, you shall have the customary duties, responsibilities and authorities of a chief executive officer at a corporation of a similar size and nature. You shall also receive such office, staffing, and other assistance commensurate with that received by such other chief executive officers.

      With respect to compensation for your services as Chairman of the Company, you will receive the following compensation and benefits, from which the Company shall be entitled to withhold any amounts required by applicable law:

            (i) The Company shall pay you a base salary ("Base Salary") at the rate of $900,000 per annum. Such Base Salary shall be payable in accordance with the normal payroll practices of the Company.

            (ii) The Company shall pay you an annual bonus (the "Annual Bonus") in respect of each fiscal year of the Company, pursuant to the Company's annual incentive compensation plan. The Annual Bonus amount shall be based on the Company's achievement of certain earnings per share targets, which shall be established by the board of directors of the Company (or any designated committee thereof) from time to time; PROVIDED, HOWEVER, that with respect to the Company's 2001 fiscal year (which begins on June 1, 2000 and ends of May 31, 2001), your Annual Bonus shall be at least equal to $1,000,000.

            (iii) The Company shall provide you with the same medical and other health benefits and an automobile (and any expenses related thereto) that the Company customarily provides to its other senior executive officers, and shall pay all dues connected with your membership in the country/social club of your choice. You shall also be covered under the same business travel insurance policy that the Company provides to its other senior executive officers. In addition, you shall be eligible to participate in the same pension plans in which the senior executive officers of the Company customarily participate.

      Further, with respect to any relocation expenses you may incur relating to the commencement of your employment with the Company in Florida, the Company will reimburse you for all such reasonable expenses. Such expenses will be reimbursed upon presentation by you from time to time of appropriately itemized and approved (consistent with the Company's policy) accounts of such expenditures.

      In the event that your employment as Chairman is terminated by the Company without cause at any time during the twenty-four months following the date hereof, the Company shall pay you in a cash lump sum an amount equal to one year of your Base Salary (at the rate in effect immediately prior to such termination). Thereafter, in the event of any such termination of employment, the Board shall provide you with such severance amounts, if any, as it shall in its discretion determine.



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      In addition, effective upon the execution of this Agreement, you shall be granted options (the "Initial Grant") to purchase an aggregate of 1,000,000 shares of Company common stock ("Shares") on the date hereof. The per Share exercise price (the "Option Price") of the option on 500,000 Shares shall be determined in accordance with the Company's Amended 1995 Long-Term Incentive Plan and the per Share exercise price of the option on the remaining 500,000 Shares shall be equal to the Option Price PLUS $1.75. Each year you shall also receive an option to purchase at least 100,000 Shares, with an exercise price equal to the then fair market value per Share. All options shall vest 20 percent annually over five years, beginning on the first anniversary of the date the options are granted.

      We are also pleased to offer you the right to purchase $2,000,000 in Shares, at a price equal to the closing sale price of the Shares of March 10, 2000 ($8.25 per Share). Finally, you shall be eligible to purchase additional Shares during each payroll period of the Company as a participant in the Company's Employee Stock Purchase Plan.

      All notices or communications hereunder shall be in writing, addressed:
(i) to the Company, to the Company Secretary's attention at the address first above written and (ii) to you at the address first above written. Any such notice or communication shall be delivered by telecopy, by hand, by courier or sent certified or registered mail, return receipt requested, postage prepaid, addressed as above (or to such other address as such party may designate in a notice duly delivered as described above,) and the third business day after the actual date of mailing shall constitute the time at which notice was given.

      Any controversy or claim arising out of or relating to this Agreement or the breach of this Agreement that cannot be resolved by you and the Company, including any dispute as to the calculation of any payments hereunder, and the terms of this Agreement, shall be construed, of any legal fees and other fees and expenses which may be incurred in respect of enforcing its respective rights under this Agreement.

      This Agreement may be executed in counterparts.

      If the foregoing terms and conditions are acceptable and agreed to by you, please sign on the line provided below to signify such acceptance and agreement and return the executed copy to the undersigned.



                                          WALTER INDUSTRIES, INC.





                                          By:  /s/ G. Robert Durham
                                               ------------------------------
                                          Name: G. Robert Durham
                                                -----------------------------
                                          Title: Chairman, President and
                                                 ----------------------------
                                                 Chief Executive Officer



Accepted and Agreed this 25 day of April, 2000


 /s/ Robert G. Burton
------------------------------------
Robert G. Burton

Stock price $8 1/4